Exhibit 4.9

Adherex Technologies Inc.

Stock Option Plan

Stock Option Agreement

Appendix “A”

December 30, 2003

William P. Peters, M.D., Ph.D., MBA

10000 Crystal Cove

Chapel Hill, NC 27517

Dear Bill:

This is to advise you that you have been granted an option (the “Option”) to purchase 3,500,000 Common Shares at a price of $0.45 per share under the Adherex Technologies Inc. Stock Option Plan (the “Plan”).

This Option expires seven years following the date of grant, which appears in the upper right hand corner of this notice, subject to other conditions of the Plan.

Subject to such expiry and the other provisions of the Plan, this Option is exercisable in such amounts and at any time on or after:

1,166,667 shares on December 30, 2003,

1,166,667 shares on December 30, 2004,

1,166,666 shares on December 30, 2005.

Please refer to the Plan explanatory document for any additional information regarding the exercise of your Option and completion of the Option Exercise Form. Please execute a copy of this grant where indicated below and deliver it to Scott Murray, Adherex Technologies Inc., 2300 Englert Drive, Suite G, Durham, NC 27713 to acknowledge your acceptance of the terms hereof.

Sincerely, ADHEREX TECHNOLOGIES INC.

By:	/S/ SCOTT MURRAY
Scott Murray, Vice President, General Counsel & Corporate Secretary

I have read, understood and accept the vesting provisions above and each of the terms and conditions described in a document called Adherex Technologies Inc. Stock Option Plan and accept the foregoing grant of options on such basis.

Dated the 29 day of November, 2004.

/S/ WILLIAM P. PETERS
Signature